Exhibit 3.22
ARTICLES OF INCORPORATION
OF
MICRO ANALYSIS & DESIGN, INC.
     KNOW ALL MEN BY THESE PRESENTS: That the undersigned incorporator being a natural person of the age of eighteen years or more and desiring to form a body corporate under the laws of the State of Colorado does hereby sign, verify and deliver in duplicate to the Secretary of State of the State of Colorado these Articles of Incorporation.
ARTICLE I
Name
     The name of the corporation shall be:
MICRO ANALYSIS & DESIGN, INC.
ARTICLE II
Capital
     The aggregate number of shares which this corporation shall have authority to issue is 50,000 shares, of $0.01 par value, which shares shall be designated “Common Stock.”
     1. Dividends. Dividends in cash, property or shares of the corporation may be paid upon the Common Stock, as and when declared by the Board of Directors, out of funds of the corporation to the extent and in the manner permitted by law.
     2. Distribution in Liquidation. Upon any liquidation, dissolution or winding up of the corporation, and after paying or adequately providing for the payment of all its obligations, the remainder of the assets of the corporation shall be distributed, either in cash or in kind, pro rata to the holders of the Common Stock. The Board of Directors may, from time to time, distribute to the shareholders in partial liquidation, out of stated capital or capital surplus of the corporation, a portion of its assets, in cash or property, in the manner permitted and upon compliance with limitations imposed by law.
     3. Voting Rights; Cumulative Voting. Each outstanding share of Common Stock shall be entitled to one vote and each fractional share of Common Stock shall be entitled to a corresponding fractional vote on each matter submitted to a vote of shareholders. Cumulative voting shall not be allowed in the election of directors of the corporation.
     4. Preemptive Rights. Holders of shares of the corporation, whether now or hereafter outstanding, shall not have a preemptive right to acquire any unissued or treasury shares or securities of the corporation, or securities convertible into such shares or carrying a right to subscribe to or acquire shares.
ARTICLE III
Registered Office and Registered Agent
     The address of the initial registered office of the corporation is 1877 Broadway, Suite 504, Boulder, Colorado 80302, and the name of the initial registered agent at such address is

Gary D. Berg. Either the registered office or the registered agent may be changed in the manner permitted by law.
ARTICLE IV
Limitations of Directors’ Liability
     No director shall have personal liability to the corporation or to its shareholders for monetary damages for breach of fiduciary duty as a director except for (1) any breach of the director’s duty of loyalty to the corporation or to its shareholders; (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (3) acts specified in Section 7-5-114 of the Colorado Corporation Code; or (4) any transaction from which the director derived an improper personal benefit.
ARTICLE V
Initial Board of Directors
     The initial board of directors of the corporation shall consist of two directors, and the names and addresses of the persons who shall serve as directors until the first annual meeting of shareholders or until their successors have been elected and shall qualify are as follows:

Name	Address
Kenneth R. Laughery	9132 Thunderhead Drive
Boulder, CO 80302

Mary B. Laughery	9132 Thunderhead Drive
Boulder, CO 80302
ARTICLE VI
Incorporator
     The name and address of the incorporator is as follows:

Name	Address
Gary D. Berg	P.O. Box 1530
Boulder, CO 80306
     IN WITNESS WHEREOF, the above-named incorporator has signed these Articles of Incorporation this 1st of June, 1990.

/s/ Gary D. Berg

Gary D. Berg